Ferrellgas Partners, L.P.

7500 College Boulevard, Suite 1000

Overland Park, Kansas 66210

October 23, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:  Scott Anderegg

Re:              Ferrellgas Partners, L.P.

Registration Statement on Form S-3

Filed October 1, 2015

File No. 333-207227

Dear Mr. Anderegg:

On October 9, 2015, pursuant to verbal discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we received the comments of the Staff on our Registration Statement on Form S-3 filed with the Commission on October 1, 2015 (File No. 333-207227) (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to our Registration Statement.

In response to the Staff’s verbal comments, we have revised the disclosure in the “Selling Unitholders” section of the Registration Statement to identify the natural persons who exercise voting or investment control over the common units being offered by the selling unitholders. Please see page 44 of Amendment No. 1. In addition, we confirm that, based on information provided to us by the selling unitholders, no selling unitholder named in the Registration Statement is a broker-dealer or an affiliate of a broker-dealer.

If you have any questions or comments regarding any of the foregoing or if we can provide any further information or assistance to facilitate your review, please contact John Goodgame of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (713) 220-8144.

Sincerely,

/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President, Chief Financial Officer and Treasurer of Ferrellgas, Inc.

cc:                         John Goodgame, Akin Gump Strauss Hauer & Feld LLP